July 14, 2023

VIA EDGAR TRANSMISSION

John Coleman

Mark Wojciechowski

Karl Hiller

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Nexa Resources S.A. Form 20-F for the Fiscal Year ended December 31, 2022 Filed March 20, 2023 File No. 001-38256

Dear Mr. Coleman, Mr. Wojciechowski and Mr. Hiller:

Set forth below are the responses of Nexa Resources S.A. (“Nexa” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated June 16, 2023, with respect to Nexa’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”).

In response to the Staff’s comments related to the disclosure within Part I of the 2022 Form 20-F, the Company proposes to revise the disclosure to be included in its annual report for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”) as described in each response.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by Nexa’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the 2022 Form 20-F.

Form 20-F for the Fiscal Year ended December 31, 2022

I. Information on the Company
Business Overview, page 23

1.	Please expand your disclosure to include the point of reference selected by the qualified person with respect to your mineral resources and your mineral reserves as required by Item 1303(b)(3)(v) and Item 1304(d)(1) of Regulation S-K.

For example, clarify if mineral resources and mineral reserves are presented as saleable materials, mill feed materials, in situ materials that have no modifications due to mining dilution, mining losses, process losses, or other point of reference.

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

This disclosure should be included with each mineral resource table and each mineral reserve table so that a reader may readily assess the quantities of minerals recoverable from the reserves or resources being disclosed at the end of each period.

In response to the Staff’s comment, the Company respectfully advises that the point of reference for all Mineral Reserves and Mineral Resources figures for all properties is based on mill feed materials.

In the 2023 Form 20-F, Nexa intends to include an additional footnote to each of the applicable Mineral Resource or Mineral Reserve tables of the individual property disclosure and summary disclosure describing the specific point of reference with respect to the mineral resources or reserves presented. For example, for the disclosure relating to the Cerro Lindo mine, the Company proposes to add the following footnote to the table “Cerro Lindo – Year End Mineral Reserves as of December 31, 2022 (on an 83.48% Nexa attributable ownership basis)” that appears on page 32 of the 2022 Form 20-F:

“(5) The point of reference for mineral reserves in this table is mill feed materials.”

The metallurgical recovery figures for all commodities and properties are currently shown for each of the Mineral Reserves and Mineral Resources tables in the 2022 Form 20-F for each material property in the individual property disclosure (pages 33 to 50) and in the footnotes to each mineral reserve and resource table in the summary disclosure (pages 73 to 81). For example, see page 33 of the 2022 Form 20-F: “Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 88.72% for Zn, 66.75% for Pb, 85.92% for Cu, and 68.8% for Ag. The current life of mine (“LOM”) plan continues to 2030.” All metallurgical recovery information has, as point of reference, mill feed materials.

2.	We note that you disclose the net differences in resources or reserves for each material property, although do not provide complete reconciliations or explanations for the changes that occurred during the periods that are covered by your report.

Please expand your disclosure to include all of the information required by Item 1304(e) of Regulation S-K regarding the annual resource and reserve reconciliations.

For example, your disclosures should include the mineral resources or reserves at the end of the last two fiscal years, the net differences, also expressed as a percentage, and explanations for all material changes. The Cerro Lindo table on page 33, which indicates a reduction in total tonnage and an increase in contained zinc, should also be accompanied by an explanation for the increase in contained zinc.

Please ensure that similar disclosures are provided for each material property.

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

In response to the Staff’s comment, the Company respectfully advises that it has not considered any of the variations in resources or reserves for its material properties between 2022 and 2021 to be material. Therefore, the Company complied with Item 1304(b) by providing a concise explanation for the year-over-year differences in net resources or reserves for each of the individual material properties, focusing on the key reasons for change in each property. However, as the narrative explanations following the tables did not include net percentages as required by Item 1304(e), the Company intends to adjust the excerpts of the explanations from the 2022 Form 20-F as marked below to reflect the year-over-year differences:

●	“In comparison to 2021, Cerro Lindo’s Mineral Reserves ~~have~~ decreased by 6% in mass and increased by 3% in zinc content (kt), mainly due to depletion from mining and increase in NSR cut-off values” (page 34).

●	“In comparison to 2021, Cerro Lindo’s Measured and Indicated Mineral Resources ~~have~~ increased by 13% in mass and by 18% in zinc content (kt), mainly due to new drilling” (page 35).

●	“In comparison to 2021, Vazante’s Mineral Reserves ~~have~~ decreased by 18% in mass and by 7% in zinc content (kt), mainly due to reduction of dilution associated with improvements in stope optimization process resulting in higher reserves grades” (page 39).

●	“In comparison to 2021, Vazante’s Inferred Mineral Resources ~~have~~ increased ~~metal content~~ by 17% in zinc content (kt), as a result of improvements in the stope optimization process ~~aiming at~~ targeting higher resources grades” (page 40).

●	“In comparison to 2021, El Porvenir’s Mineral Reserves ~~have~~ slightly increased by 1% in mass and increased by 2% in zinc content (kt), mainly due to our infill drilling program” (page 43).

●	“In comparison to 2021, El Porvenir’s Inferred Mineral Resources ~~have~~ increased by 2% in mass and by 2% in zinc content (kt), mainly due to the addition of extension mineralization domains, as a result of exploration diamond drilling near mine areas” (page 45).

●	“In comparison to 2021, Aripuanã’s Mineral Reserves ~~have~~ increased by 28% in mass and by 24% in zinc content (kt), mainly due to the inferred resources conversion to indicated resources, enabling the increase in Probable Reserves” (page 48).

●	“In comparison to 2021, Aripuanã’s Inferred Mineral Resources decreased by 45% in zinc content (kt) in 2022, primarily due to conversion to Mineral Reserves” (page 50).

Specifically with respect to Cerro Lindo reserve disclosure, as described in the table on page 33, the Proven and Probable Mineral Reserves at Cerro Lindo were estimated to total 41.43Mt as of December 31, 2022, a 6% decrease from 44.0Mt as of December 31, 2021, mainly due to depletion from mining and increase in NSR cut-off values from US$38.43/t to US$42.65/t, as described on page 33 (note that the lower end of the range was incorrectly stated in the 2022 Form 20-F and has been corrected to $38.43/t to align with the correct value included on page 32 of the Company's 2021 Form 20-F filed on March 17, 2022). Mineral Reserve depletion during 2022 represented a 4.89Mt containing 70.4kt of zinc. Despite the depletion, we reported an increase in contained zinc reserves mainly due to the increase in NSR cut-off values and zinc grade increase due to infill drilling at Cerro Lindo (with a positive net impact of 20.6kt). The overall increase in zinc reserves represented approximately 3.2% of the reported contained zinc reserves and material assumptions and information pertaining to the disclosure of our mineral resources and mineral reserves in Cerro Lindo have not changed.

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

Nexa intends to include additional narrative and tabular disclosure in its 2023 Form 20-F describing the net changes year-over-year in percentages for each of the individual material properties, as well as to include explanations for any material changes, as applicable. Illustrative disclosure for the Cerro Lindo mine (comparison of 2022 to 2021 mineral reserves) is included here, to be added into and after the table “Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)” on page 33 of the 2022 Form 20-F (proposed changes from the language in the 2022 Form 20-F are marked). The Company intends to include similar disclosure regarding the reconciliations for the other material properties in its 2023 Form 20-F:

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on an 100% Nexa attributable ownership basis)

Class	Tonnage(1)	Contained Metal
		Zinc		Copper		Silver		Lead		Gold
	(Mt)	(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	2.10	70.0	15.1	11.6	6.8	813	4.6	5.4	9.6	—	—
Probable	(4.71)	(49.3)	(26.1)	(41.5)	(55.6)	(2,375)	(19.6)	(4.1)	(11.7)	—	—
Total	(2.61)	20.6	3.2	(29.8)	(12.2)	(1,562)	(5.2)	1.3	1.4	—	—

In comparison to 2021, Cerro Lindo’s Mineral Reserves have decreased by 6.0%, to total 41.43Mt from 44.0 Mt, mainly due to depletion from mining and increase in NSR cut-off values from US$38.43/t and US$42.65/t, respectively. Despite the depletion, we reported a 3.2% increase in our total contained zinc reserves, mainly due to the increase in NSR cut-off values and zinc grade increase due to infill drilling at Cerro Lindo.

3.	Please file a technical report summary for each material property as required by Item 1302(b)(2)(i) of Regulation S-K. To the extent that you are relying on a previously filed technical report summary, disclose the name, date, and source of the technical report summary and include a reference to the report in your exhibit index.

In response to the Staff’s comment, the Company respectfully notes that it relied on previously filed technical report summaries for each of Cerro Lindo, El Porvenir, Vazante and Aripuanã. These technical report summaries were filed as Exhibits 15.1, 15.2, 15.3 and 15.4, respectively, to Nexa’s annual report on Form 20-F/A for the year ended December 31, 2020, as filed with the SEC on November 4, 2021. In the 2023 Form 20-F, Nexa intends to include: (i) a cross-reference to each of the previously-filed technical report summaries in the Information on the Company—Mineral Reserves and Resources section for each of its material properties as illustrated below for the disclosure relating to the Cerro Lindo mine; and (ii) a reference to the reports in the exhibit index, each of which will be incorporated by reference from the Company’s November 4, 2021 20-F/A filing. Similar disclosure will be included for the Company’s other material properties in the 2023 Form 20-F. If Nexa updates any of the technical reports prior to filing the 2023 Form 20-F, it will file any such new technical reports (and corresponding new consents) as new Exhibits to the 2023 Form 20-F.

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

Cross-Reference:	“For additional information, see the Technical Report Summary on Cerro Lindo, filed as Exhibit 15.1 to Nexa’s annual report on Form 20-F/A for the year-ended December 31, 2021, as filed on November 4, 2021.”

Exhibit Index:	“Exhibit 15.1	Technical Report Summary on the Cerro Lindo Mine, Department of Ica, Peru – S-K 1300 Report (incorporated by reference to Exhibit 15.1 to our annual report on Form 20-F filed with the SEC on November 4, 2021).”

Operating and Financial Review and Prospects
Executive Summary, page 99

4.	We note your disclosure stating that despite several challenging economic circumstances during 2022, “...we achieved the highest Adjusted EBITDA in our history, US$760.3 million, up 2.2% compared to 2021, and we generated net cash from operating activities of US$266.6 million,” although you do not include the most directly comparable IFRS measure, nor disclose that Adjusted EBITDA would have been 6.5% lower than in 2021, had you not adjusted the composition of the measure during the fourth quarter of 2022, nor provide clarification that operating cash flows had declined 46% compared to 2021.

We see that you refer to net income for 2022 on page 100, and provide another reference to the increase in your Adjusted EBITDA measure, although also without clarifying how Adjusted EBITDA would compare in the absence of your recent change in compilation, and without clarifying that net income for 2022 had declined 51% compared to 2021.

We believe that you should revise your discussion and analysis to include a more balanced assessment of your results of operations, particularly with regard to your emphasis on non-GAAP measures, which should clarify the effects of your decision to alter the composition of the measure, include a presentation having equal or greater prominence of the most directly comparable IFRS measure, and provide comparative metrics for measures regardless of whether the measures are more or less favorable.

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

Please refer to Item 10(e)(1)(i)(A) and 3(i) of Regulation S-K, applicable via General Instruction C(e) to Form 20-F, and the answer to Question 102.10(a) of our Compliance and Disclosure Interpretations (C&DIs) for Non-GAAP Measures for further guidance.

In response to the Staff’s comment, in its 2023 Form 20-F, as applicable, the Company intends to include the directly comparable IFRS measure to the adjusted Non-GAAP measures in the Results of Operations section.

The below is illustrative disclosure in response to the SEC’s comment with respect to Adjusted EBITDA in Nexa’s 2022 Form 20-F (changes to the disclosure that appears on page 99 of the 2022 Form 20-F are marked as compared to that filing):

During 2022, we operated our assets safely and delivered strong results and solid operational performance. In 2022, we had a net income of US$76.4 million, a 51% decline as compared to 2021. The decrease in net income was mainly due to the non-cash impairment of long-lived assets recorded in the year ended December 31, 2022, in addition to the increase of pre-operating expenses and ramp-up adjustments related to Aripuanã as compared to 2021. Despite continued challenges associated with market expectations for a global recession driven by rising inflation, as well as aggressive monetary policy tightening, increasing commodity price volatility – which put base metal prices under significant pressure since the middle of the second quarter of 2022 – social and political instability, and lasting impacts from the COVID-19 pandemic and its macroeconomic effects, we achieved the highest Adjusted EBITDA in our history, US$760.3 million, up 2.2% compared to 2021~~, and we generated net cash from operating activities of US$266.6 million~~. We revised our definition of Adjusted EBITDA in the fourth quarter of 2022 (see note 2 to our consolidated financial statements) and, without this change, Adjusted EBITDA in 2022 would have been US$667.7 million, a 5.2% decrease compared to 2021. Nonetheless, the Company believes that the revised Adjusted EBITDA comparison provides a better understanding of its operational and financial performance because it avoids distortions to the understanding of the Company's performance caused by certain types of transactions that are not part of the Company’s normal operating activities or do not necessarily occur regularly.

In 2022, we generated net cash from operating activities of US$266.6 million, a 46% decrease as compared to 2021, which was largely due to: (i) a decrease in working capital related to increased inventory levels, including ore stockpile built in Aripuanã to ensure the ramp-up period and the reduction in trade and confirming payables; and (ii) an increase in the income tax paid during 2022, mainly explained by the increase in LME prices, resulting in an increase in taxable profits of our subsidiaries. Additionally, the tax rate in Peru increased due to the expiration of Cerro Lindo’s tax stability agreement in 2022.

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

Similarly, the below is illustrative disclosure in response to the SEC’s comment with respect to net income (changes to the disclosure that appear on page 100 of the 2022 Form 20-F are marked as compared to that filing):

In 2022, we had a net income of US$76.4 million ~~and~~, a 51% decline as compared to 2021. The decrease in net income was mainly due to the non-cash impairment of long-lived assets recorded in the year 2022, in addition to the increase of pre-operating expenses and ramp-up impacts related to Aripuanã when compared to 2021. In 2022, we generated Adjusted EBITDA of US$760.3 million, a 2.2% increase compared to 2021. The main factors that contributed to this improvement were higher zinc LME prices and changes in market prices that resulted in Mark to Market (“MTM”) adjustments, and higher by-products contribution. As mentioned, we revised our definition of Adjusted EBITDA in the fourth quarter of 2022 (see note 2 to our consolidated financial statements), and without this change, Adjusted EBITDA in 2022 would have been US$667.7 million, a 5.2% decrease compared to 2021. Nonetheless, the Company believes that the revised Adjusted EBITDA comparison provides a better understanding of its operational and financial performance.

In order to provide a more balanced assessment of Nexa’s results of operations, the Company intends to include similar disclosure regarding directly comparable IFRS measures to the Non-GAAP measures in the Results of Operations section in its 2023 Form 20-F.

Results of Operations, page 110

5.	Please expand your discussion and analysis to clarify the extent to which changes in revenues and costs of sales are attributable to changes in volumes vs changes in prices, and to clarify the extent to which the changes correlate with geological features of the ore body or are reflective of a trend, to comply with Item 5 of Form 20-F.

This guidance requires “quantitative and qualitative description of the reasons underlying material changes, including where material changes within a line item off set one another, to the extent necessary for an understanding of the company’s business” and that your disclosures “focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.”

In response to the Staff’s comment, the Company respectfully believes that the disclosure in its 2022 Form 20-F complies with Item 5. The section “Results of Operations—Results by segment”, starting on page 114, provides additional quantitative and qualitative information about the reasons of the changes in the Company’s revenues and costs in each of the Mining and Smelting segments, and discusses the rationale behind changes in net revenues and costs of sales. For reference, included here is the disclosure beneath the “Mining” header on pages 114 and 115 of the 2022 Form 20-F:

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

“Mining

Net revenues

In 2022, our net revenues in the mining segment increased by 7.1%, or US$82.4 million. This increase was primarily due to the increase in the LME prices.

Our production of zinc contained in concentrates decreased by 7.0% to 296.4 thousand tonnes in 2022, primarily due to lower zinc grades (down 20bps to 2.78%), partially compensated by higher treated ore volume.

In 2022, our volumes of copper in concentrates increased by 12.2% to 33.2 thousand tonnes of metal contained in concentrates, primarily due to higher copper grades (higher 3bps to 0.34%) and higher treated ore volume. Our volumes of lead contained in concentrates followed the same trend and increased by 26.1% to 57.4 thousand tonnes of metal contained in concentrates in 2022 compared to 2021.

In 2022, the only export volumes of zinc contained in concentrates were concentrates from Aripuanã to third parties that were not within market specifications.

Cost of sales

In 2022, our cost of sales in our mining segment increased by 24.6%, or US$178.6 million, mainly explained by the effect of Aripuanã and higher operational costs.”

The “Smelting” segment has similar disclosure on page 115 of the 2022 Form 20-F.

Given the impact of price and volumes in the Company’s revenues, the section “Metal prices” contains a discussion of the price performance of the key commodities. See page 102 of the 2022 Form 20-F.

Further, the disclosure in Section II, “Operating and Financial Review and Prospects—Overview—Outlook” indicates the expected trends for grade and production, which the Company believes provides important information about the expected trends, considering the geological features of the Company’s ore body. See pages 100 to 101 of the 2022 Form 20-F, particularly:

“In 2023, zinc production at the mid-range of the guidance is estimated to increase 11% over 2022 (33kt) driven by the Aripuanã mine. For 2024, zinc production is estimated to increase 6% over 2023 due to the increased production at the Aripuanã mine. For the forecasted period, zinc head grade is expected to be in the range of 2.75% and 2.89%, copper head grade is expected to be in the range of 0.29% and 0.30% and lead head grade is expected to be in the range of 0.65% and 0.68%.”

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

In addition, the Company intends to include disclosure in its 2023 Form 20-F to more clearly clarify where in the annual report the discussion and analysis of the changes in revenues and costs of sales, and the extent to which the changes correlate with geological features of the ore body or are reflective of a trend. The below is illustrative additional disclosure for the 2022 Form 20-F in the Results of Operations section (changes are marked as compared to the 2022 Form 20-F). The Company intends to include similar disclosure regarding the results of operations in its 2023 Form 20-F.

Net revenues

In 2022, net revenues increased by 15.7%, or US$411.9 million. This increase was primarily due to the higher zinc price during 2022 compared to the price of zinc in the same periods of 2021, as well as higher sales volumes of copper, lead, and silver. The increase was also attributable to the 2022 benchmark treatment charges (“TCs”), which were negotiated at a 45% higher rate as compared to 2021, with a positive impact on the smelting segment.

In 2022, zinc average LME prices increased by 15%, while copper and lead average LME prices decreased by 5.6% and 2.6%, respectively. The average LME price of zinc increased from US$3,007 per tonne in 2021 to US$3,485 per tonne in 2022. The sales volumes of copper, lead and silver increased from 29.6kt, 45.6kt and 8.8MMoz in 2021 to 33.2kt, 57.4kt and 10.0MMoz in 2022, respectively. For additional information about the variations in our mining and smelting segments, see “Overview—Outlook” and “Results of Operations—Results by segment.”

Cost of sales

In 2022, our cost of sales increased by 20.4%, or US$406.2 million, primarily due to the higher volumes and price of the zinc concentrates acquired from third parties, which led to a higher cost of raw materials, a negative FX impact and higher energy prices in our smelting segment. In addition, COVID-19 related expenses included in cost of sales amounted to US$6.0 million. For additional information about the variations in our mining and smelting segments, see “Overview—Outlook” and “Results of Operations—Results by segment.”

6.	We note that your tabulation of segment results on page 114 includes a footnote referring to Note 2 in your financial statements for explanations of the adjustments to net revenues, cost of sales, and gross profit, although there does not appear to be any associated explanations in that location.

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

Please revise your discussion and analysis and your disclosures in Note 2 to include sufficient details to understand the nature of these adjustments.

In response to the Staff’s comment, the Company intends to revise Note 2 of its consolidated financial statements to include the following disclosure regarding the explanations of the accounting policy and adjustments to net revenues, cost of sales and gross profit (see page 11 of 69):

The internal information used for making decisions is prepared using International Financial Reporting Standards (“IFRS”) based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs as operational hedges and other non-operational revenues ~~from~~ between “Other income and expenses, net to Net Revenues, Cost of sales and/or Selling, general and administrative expenses~~.~~,” and results not allocated in both segments (mining and smelting) related to small subsidiaries that are not material to the performance assessment of the segments.

Further, please see the tables on pages 11 to 13 of the consolidated financial statements which provide further details about the nature of the adjustments.

The Company respectfully believes that its explanations of the adjustments are sufficiently detailed in its financials, and proposes to include this or similar disclosure in its future quarterly and year-end financial statements.

Non-IFRS Measures and Reconciliation, page 115

7.	We note your disclosure explaining that you revised your definition of Adjusted EBITDA during the fourth quarter of your recently completed fiscal year “to provide a better understanding” of your operational and financial performance, and we see that you have retained prior disclosure indicating that you may also elect to exclude the effects of “certain types of transactions” that you believe are not indicative of normal operating activities, or that do not necessarily occur on a regular basis.

However, it is unclear which rationale corresponds with each adjustment reflected in your reconciliation and we note that various adjustments mentioned in your description of the measure and those that appear in your reconciliation do not fully coincide.

Please revise your disclosures to clarify which adjustments are encompassed within your definition of Adjusted EBITDA, and which adjustments are incremental (i.e. those that you have elected to include because they are not indicative of normal operations or that do not necessarily occur on a regular basis), and explain to us how the apparent fluidity in the manner by which you compute the measure is consistent with your stated purpose of presenting a measure that “facilitates period-to-period comparisons on a consistent basis.”

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

Tell us how your changes to the composition of the measure provide a better understanding of your operational and financial performance, and how your Adjusted EBITDA measure reflects your “cash generation potential” from operational activities, as disclosed on page 115. Also provide us with a detailed illustration of these effects and a detailed explanation of how these qualities are incremental to those provided by the IFRS income and cash flow measures in your financial statements, in your view.

In response to the Staff’s comment, the Company respectfully believes its accounting methodology and the following language on pages 115 and 116 of the 2022 Form 20-F and page 10 of 69 in the consolidated financial statements for the year ended December 31, 2022 covers any adjustments outside the scope of normal operating activities:

“In addition, management may adjust the effect of certain types of transactions that in its judgment are not indicative of the Company´s normal operating activities, or do not necessarily occur on a regular basis.”

In response to the Staff’s comment, we have also included below additional explanations of how each item of our reconciliation meets the criteria established in our revised Adjusted EBITDA definition. In particular, the items that are now excluded from the adjusted definition include: (i) items that do not demonstrate the Company’s actual cash generating capacity; (ii) items that are not part of the normal flow of the Company’s operations/business; or (iii) non-recurring income and/or expenses related to one-time or extraordinary events.

The Company intends to include this or similar disclosure in the business segment note of its future quarterly and year-end financial statements, which is the same note where the Company discloses the Adjusted EBITDA reconciliation.

●	Change in fair value of offtake agreement

Derivative financial instruments are contracted with the aim of minimizing operational volatility risks, such as protection hedges for the purchase of concentrates for inventory and revenue hedges (hedge book and strategic hedge) and operationally we believe they are essential to make our operations viable. For the GAAP (IFRS) measure, in our view these hedges are essential for the Company’s commercial viability, as all negotiations with suppliers and customers are already carried out with the assumption of contracting derivatives to minimize the Company’s risks.

However, we believe that the impact of financial instruments not intended to minimize operational volatility risks and which are not intended to protect the Company’s operations, such as embedded derivatives reported in Note 16(iv) (Offtake agreement), are not part of the Company’s core business and should be adjusted in our Adjusted EBITDA calculations.

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

●	Impairment loss of long-lived assets

We removed the impact of Impairment and reversal of Impairment from the calculation of Adjusted EBITDA because in our view these items do not reflect the purpose, nor are they regular components, of the Company’s operations. Nexa’s purpose is the exploration and sale of minerals. These items are provisional expenses, are unpredictable and are treated by the Company as an extraordinary event. Therefore, they do not accurately reflect the Company’s capacity for economic/financial performance.

●	Loss on sale of long-lived assets

We believe that these gains/losses on the sale or write-off of assets and projects should not impact the Company’s Adjusted EBITDA because, despite being transactions that occur frequently, they do not reflect the Company’s intention and capacity to generate cash within the normality of its mineral production and sales operations. In our view, written-off assets are no longer considered “operating”.

●	Aripuanã’s pre-operating expenses and ramp-up impacts

The adjustments relating to the Aripuanã project are composed of three concepts: (i) Pre-operating expenses; (ii) Idleness expense and (iii) Net realizable value of inventories (“NRV”), which affected the results of our Aripuanã project. The Company respectfully notes that the Aripuanã mine was still in the project ramp-up phase as of and during the year ended December 31, 2022.

(i) Pre-operating expenses

We believe that pre-operating expenses were appropriate to be excluded from the Adjusted EBITDA calculation due to the infrequency and nature of these expenses. These were one-off expenses, related to the ramp-up phase of this project, and other costs that could not be operationally allocated, given the pre-operational phase. With the start of operations in November 2022, the Company ceased the pre-operational costs, and these costs became operational costs, which are included in the Company’s Adjusted EBITDA.

(ii) Idleness expense

Idleness is an event that can occur in several business areas, and due to the Company’s business, this event could be considered regular/normal among the Company’s day-to-day transactions. In our financials, we account for the difference between productive capacity and what was actually produced in a given period in the category of “idle capacity.” In these cases, idleness expenses are reflected in our Adjusted EBITDA.

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

In our view and for the purpose of our Adjusted EBITDA definition, idleness is an item that is related to the Company’s operations. However, management understands that the post-commissioning and ramp-up phase at the Aripuanã project is an exception in Nexa’s current operations. It is an event which the Company does not expect will occur on a regular basis, and which therefore is not indicative of the Company’s projected normal operating activities.

(iii) NRV of inventories

The rationale for NRV is similar to our accounting policy for idleness. This concept is evaluated on a case-by-case basis by the Company, as there are concepts of provision and reversal of provisions for inventories that are otherwise part of the normal course of operations, but there are also items of exogenous factors that occur occasionally. In our view, these occasional items can be removed from the Adjusted EBITDA calculation.

During the year ended December 31, 2022, NRV expenses at the Aripuanã mine were an exception to the project’s operating results, as the production costs included in inventory during the ramp-up and pre-commissioning phase were high and abnormal, caused by the lower production performance that also originated off-spec metals and projected grade recovery as a result of the commissioning and ramp-up phase. We believe that excluding these NRV expenses from Aripuanã’s operating results was appropriate, not only because of the infrequent nature of ramp-up expenses, but also because Aripuanã was still in this phase and operations at that time did not reflect the cash generation capacity and performance of its future commercial operations.

●	Remeasurement in estimates of asset retirement obligations (“ARO”)

Regarding this item, to the Company respectfully emphasizes that we view the remeasurement of the asset retirement obligation in three different concepts:

i. Remeasurement of the ARO of an operating unit with PP&E balances (fixed assets) that have not yet been fully depreciated, whose accounting occurs between PP&E and liabilities, and which will depreciate the PP&E balance over time. This depreciation by concept is eliminated from the calculation of EBITDA and consequently does not impact Adjusted EBITDA.

ii. Remeasurement of operating unit ARO but no PP&E balances due to depreciation that has already occurred in parallel with liability measurements over time (e.g., postponement of cash flow, NPV). In these cases, the counterpart of liability remeasurements currently impacts the P&L (Other income and expenses), consequently impacting EBITDA.

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

iii. Remeasurement of ARO of no longer operational units (sites closed or suspended). In these cases, the counterpart of the measurements is made between liabilities and P&L (Other income and expenses), consequently impacting EBITDA. The remeasurement of non-operating units, however much it may occur, is viewed by the Company as having more of a financial effect (NPV) than an operational one. Therefore, we believe that changes in the cash flows of the decommissioning plans when analyzed by unit is not a recurring expense.

For all three considerations, we believe that, in practical terms, these remeasurements have more of a financial effect (NPV) than an operational impact. Additionally, in our view the remeasurement of the ARO is not indicative of the Company’s operating performance as it is not an effectively revenue and cash generating item. Therefore, we remove the effects of AROs in our Adjusted EBITDA calculations.

●	Remeasurement adjustment of streaming agreement

The remeasurement of streaming has more of a financial effect than an operational one. The remeasurement is typically due to metal price adjustments, extension of useful life or change in reserves, and therefore we believe it is appropriate to remove this non-cash adjustment from our Adjusted EBITDA calculations.

8.	With regard to the revised 2021 and 2020 measures on page 116, compared to those previously reported for these periods, and to the extent adjustments are being made in 2022 that previously had not been made in earlier periods, tell us whether the reason for the adjustment is (i) to provide a better understanding, (ii) not indicative of normal operations, or (iii) does not occur on a regular basis. To the extent that your adjustments reflect a composition of costs, tell us your rationale as it relates to each component.

For example, on page 13 of your financial statements you indicate the adjustment for ‘Aripuanã pre-operating expenses and ramp-up impacts’ of $87.5 million for 2022 is made because these do not reflect normal operating activities, though it includes USD 42,785 related to idleness of the mine’s and plant’s capacity, USD 8,916 in other pre-operating expenses, and a USD 35,838 provision of inventory to net realizable value.

Given that you are engaged in mining operations and considering the typical life-of-mine phases, explain to us why you believe costs incurred to ready or commence operations at the Aripuanã mine would not be fully characteristic and reflective of current operations, considering your ownership interests in the Aripuanã mine.

Please also address the guidance in the answer to Question 100.01 of the our Non-GAAP C&DIs, as it concerns the propriety of making adjustments in compiling a non-GAAP performance measure to exclude an operating expense that occurs repeatedly, occasionally, or at irregular intervals.

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

When evaluating the new Adjusted EBITDA policy, the Company relied on Questions 100.01 and 102.03 of the Commission’s Compliance & Disclosure Interpretations (CD&Is) to define the items that it could or could not exclude from the Adjusted EBITDA calculation.

First, the Company considered whether a certain item is a “normal” operating expense, i.e., if it is/is not part of the normal flow of the Company’s operations. In particular, the Company considers the nature and effect of the non-GAAP adjustment and how it relates to Nexa’s operations, revenue generating activities and business strategy. We believe that the Adjusted EBITDA Non-GAAP adjustments that previously had not been made in earlier periods are those adjustments to Net Income that (a) remove non-recurring, unusual income and/or expenses related to one-off or extraordinary events in order to present a company’s earnings/losses or performance in a normal operating year or (b) in our opinion, do not reflect the cash-generating capacity, intention and recurring performance of the Company’s business operations.

Pursuant to CD&I Question 100.01, we understand that even if the Company cannot demonstrate that a certain item is non-recurring, that item could still be removed from the Adjusted EBITDA calculation, provided that it finds there is a technical basis and that it deems the removal appropriate.

Pursuant to CD&I Question 102.03, the fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully believes that the Aripuanã project’s pre-operating and ramp-up expenses should be excluded from the Adjusted EBITDA calculation because the mine had not reached commercial production as of November 30, 2022. These pre-operating and ramp-up expenses are not expected to exist after the project reaches commercial production, and therefore the Company believes that they should not be considered a recurring expense in the Company’s financial statements and that Adjusted EBITDA that excludes such expenses would provide a better understanding of the operational and financial performance of the Company.

Although the ramp-up phase of a project is a part of mining operations, the Company believes that, in this case, it should be considered as an unusual and infrequent event. In addition, Aripuanã is Nexa’s only greenfield project in recent years, given that greenfield constructions are not as frequent due to the large investment they require, including a feasibility assessment in order for the Company to carry out this type of project. Therefore, we believe that the expenses related to the post-commissioning ramp-up of the Aripuanã project should be considered infrequent, considering the Company’s 65-year history and management’s current perspectives on Nexa’s operations. Not only is the post-commissioning ramp-up phase unique during the life of a mining project, but these expenses also do not occur again.

Mr. John Coleman

Mr. Mark Wojciechowski

Mr. Karl Hiller

For further details, please also see the explanation above in the Company’s response to Question #7, below the header: “Aripuanã’s pre-operating expenses and ramp-up impacts.”

If you have questions or require additional information, please do not hesitate to contact me at + 51 947 488 540.

Very truly yours,

/s/ José Carlos del Valle
José Carlos del Valle

Senior Vice President of Finance and Group Chief Financial Officer

cc: Francesca L. Odell (Cleary Gottlieb Steen & Hamilton LLP)